                                                                                                                                                                                                                                                                         Exhibit 23.1

Via E-mail and U.S. Mail   Via E-mail and U.S. Mail

Virchow Krause & Company, LLP Certified Public Accountants 7900 Xerxes Avenue South, Suite 2400 Minneapolis, MN 55404	L.L. Bradford & Company, LLC Certified Public Accountants & Consultants 3441 S. Eastern Avenue Las Vegas, NV 89169

Re: CS Financing Corporation
Our File No.: 6688-1

Ladies and Gentlemen:

At the request of Mark Williams, Chief Financial Officer of CS Financing Corporation (hereinafter referred to as the “Company”), we advise you as follows in connection with your examination of their financial statements as of August 19, 2005 through March 31, 2006.

This firm has represented the Company only with respect to its Form 10-KSB from the period ended December 31, 2006, and its Form 10-QSB from the period ended March 31, 2007. Our engagement has been confined only to specific matters about which we were consulted by the Company. In addition, our response to you is limited to only those matters pertaining to the Company and does not purport to include any matters which may affect the Company as a result of claims that may have been asserted against any affiliate of the Company. We assume that the Company has submitted inquiry letters to all other law firms engaged by the Company with respect to matters which may be material. Also, we have been informed by the Company that items involving amounts exceeding $5,000 individually or in the aggregate are regarded by it as material. The Company has advised us that, by making the request set forth in its letter to us, the Company does not intend to waive the attorney-client privilege with respect to any information which the Company has furnished to us. Moreover, please be advised that our response to you should not be construed in any way to constitute a waiver of the protection of the attorney work product privilege with respect to any of our files involving the Company.

Subject to the foregoing and to the last paragraph of this letter, we advise you that at May 9, 2007, we have not been engaged to give substantive attention to or to represent the Company in connection with material loss contingencies coming within the scope of clause (a) of Paragraph 5 of the ABA Statement of Policy referred to in this letter.

No other matters have been specifically identified in the Company’s letter upon which comment has been specifically requested, as contemplated by clauses (b) or (c) of Paragraph 5 of the ABA Statement of Policy.

The information set forth herein is as of the date of this letter, except as otherwise noted, and we disclaim any undertaking to advise you of changes that thereafter may be brought to our attention.

Consistent with the last sentence of Paragraph 6 of the ABA Statement of Policy, and pursuant to the Company’s request, this will confirm that in the course of performing legal services for the Company with respect to matters recognized to involve an unasserted possible claim or assessment which may call for financial statement disclosure, if, as of the date of this letter, we have formed a professional conclusion that the Company must disclose or consider disclosure con-cerning such possible claim or assessment, as a matter of professional responsibility to the Company, we will advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of Financial Accounting Standards No. 5. We understand that under FAS 5, when there has been no manifestation by a potential claimant of an awareness of a possi-ble claim or assessment, disclosure of an unasserted possible claim is required only if the Company concludes that: (i) it is probable that a claim will be asserted, (ii) there is a reasonable possibility, if the claim is in fact asserted, that the outcome will be unfavorable, and (iii) the liability resulting from such unfavorable outcome would be material to its financial condition.

This response is limited by, and in accordance with the ABA Statement of Policy Regarding Lawyer’s Responses to Auditors’ Requests for Information (December, 1975); without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (Paragraphs 2 and 7) are specifica1ly incorporated herein by reference, and any description herein of any “loss contingencies” is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary, which are an integral part of the Statement.

Very truly yours,

KEESAL, YOUNG & LOGAN

/s/ Robert J. Stemler
Robert J. Stemler
robert.stemler@kyl.com

(LB1090403v3)

cc:	Mr. Mark Williams